July 22, 2024

Nicole Sandford
Chief Executive Officer
Aspira Women's Health Inc.
12117 Bee Caves Road, Building III, Suite 100
Austin, TX 78738

       Re: Aspira Women's Health Inc.
           Registration Statement on Form S-3
           Filed July 17, 2024
           File No. 333-280848
Dear Nicole Sandford:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Sean Reid, Esq.